Carter Ledyard & Milburn llp

Counselors at Law

Steven J. Glusband Partner ● Direct Dial: 212-238-8605 E-mail: glusband@clm.com	2 Wall Street New York, NY 10005-2072 ● Tel (212) 732-3200 Fax (212) 732-3232	570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

June 30, 2020

By Email

Ameen Hamady, Esq.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	PainReform Ltd.

Registration Statement on Form F-l

Dear Mr. Hamady:

Set forth below are the responses of PainReform Ltd. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding its Draft Registration Statement on Form F-1 that was submitted on June 2, 2020. Concurrently with this letter, the Company is publicly submitting the Company’s Registration Statement.

We have repeated the Staff’s comment in italics and set forth our responses in plain type below the comment.

Draft Registration Statement on Form F-1 submitted June 2, 2020

Prospectus Summary

Overview, page 1

1.       We note your response to comment 1, which we reissue in part. Your disclosure continues to state your conclusion that your proprietary extended release drug-delivery system prolongs the in vivo activity of active pharmaceutical ingredients, thus increasing the therapeutic window for patient treatment. You may summarize or describe data from clinical trials without drawing conclusions with respect to efficacy. You may also describe what your product candidate is designed to do. Please revise this statement to remove your conclusion.

We have revised the disclosure in response to the Staff’s comment.

Please also remove all statements that imply that your product has been or will be found to be safe. As illustrative examples, we note the following:

●	PRF-110 was well tolerated and demonstrated an excellent safety profile. (page 54)

●	We have amassed an extensive safety toxicology portfolio for PRF-110... (page 54).

We have revised the disclosure in response to the Staff’s comments.

We have been informed by the underwriters that they do not intend to “test the waters” in connection with this offering.

Please feel free to contact me at 212-238-8605 or Guy Ben-Ami at 212-238-8658 if you have questions regarding the responses or the accompanying amendment.

Very truly yours,

/s/ Steven J. Glusband
Steven J. Glusband

SJG:gb

Enclosure